Filed by Robertson-Ceco Corporation
                                             pursuant to Rule 425 under the
                                             Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 and
                                             Rule 14d-2 under the Securities
                                             Exchange Act of 1934

                                             Subject Company: Butler
                                             Manufacturing Company

                                             Commission File No. 001-12335

                                             Date: April 16, 2004

     The following press release was issued by Robertson-Ceco Corporation


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CONTACTS:

FROM ROBERTSON-CECO CORPORATION:
Christopher B. Campbell
Tel:  (312) 419-8220
Fax: (312) 419-9417
ccampbell@heico-acq.com

FROM CCG INVESTOR RELATIONS:
Crocker Coulson, Partner
Tel:  (818) 789 0100
crocker.coulson@ccgir.com


           ROBERTSON-CECO CORPORATION DISCLOSES FINANCING SOURCES FOR
             PROPOSED COMBINATION WITH BUTLER MANUFACTURING COMPANY

 RCC BELIEVES $26 PER SHARE MERGER OFFER TO BE A SUPERIOR PROPOSAL TO BLUESCOPE

         CHICAGO, April 16, 2004. Robertson-Ceco Corporation, a Delaware corporation ("RCC"), today announced that it had delivered to Butler Manufacturing Company ("Butler") (NYSE:BBR), a proposal from The Longleaf Partners Small-Cap Fund to provide up to $100 million of capital to the Combined Company (Butler/Robertson-Ceco) to facilitate the purchase of common shares in the previously announced proposed combination of the operating divisions of RCC with Butler. Longleaf Partners Funds is managed by Southeastern Asset Management, Inc., which has over $25 billion under management. RCC also announced that it had delivered to Butler, a proposal from LaSalle Bank, N.A. to provide up to $225 million of financing in connection with the proposed

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combination. RCC is being advised by UBS Securities L.L.C. with respect to the proposed combination transaction.

         "The proposed capital sources, along with the resources of Robertson-Ceco and its affiliates, will be adequate to refinance all outstanding Butler indebtedness, provide liquidity to all Butler shareholders who desire it, and satisfy transactional costs. Our proposal would resolve the liquidity crisis that has forced a sale of Butler's assets at the low point of the economic cycle. In fact, the pre-engineered metal buildings industry experienced strong growth in bookings during the first calendar quarter of 2004 and continued improvement is forecasted," said Michael E. Heisley, Sr., Chief Executive Officer of The Heico Companies the substantial owner of Robertson-Ceco.

         "The combination of Robertson-Ceco and Butler provides the Butler shareholders the opportunity to invest in what, in our opinion, will be a very successful public company with a stable financial structure. In addition, we expect to bring better financial performance to Butler. During the past five years, RCC's operating margin has averaged 7.2%, as compared to Butler's 1.6% over the same period. We expect to be the premier pre-engineered metals building company in the United States and Asia as we build upon Butler's strong brand and dealer network," Mr. Heisley added.

         Under RCC's proposal, all Butler shareholders will have the right to elect to have their Butler shares converted into the right to receive $23 per share in cash, or alternatively to choose to continue their ownership of shares in the combined company of Butler and Robertson-Ceco. RCC would receive approximately 6,640,000 shares in the combined company reflecting a value of $26.00 per share for Butler. RCC's enterprise value would be based upon a 6.7x multiple of the last five years' average annual EBITDA compared to a multiple of approximately 7.4x for the same period average annual EBITDA for Butler, using a $26.00 common stock price in the exchange of common shares. This $26.00 value for Butler is in the middle of the $18.46 to $33.04 per common share range developed by George K. Baum as part of the financial analysis supporting George
K. Baum's Fairness Opinion.

         RCC is 97% owned by the Heico Companies ("Heico"), a holding company of diversified industrial companies, with aggregate sales in excess of $1.3 billion. Heico's senior debt securities are rated BBB- by Standard & Poors Corporation. Heico is prepared to invest funds into Roberston-Ceco, to further support the financing of the transaction.

         RCC continues to believe that its proposal is SUPERIOR, as defined in the Butler BlueScope merger agreement, to the current agreement for BlueScope Steel Limited to acquire Butler for $22.50 per share. Therefore, RCC believes that the Butler Board of Directors should cooperate with the identified capital sources so as to confirm the available funding.

         RCC is aware of the existing Noteholder Amendment Agreement between Butler and its senior note holders. RCC would finalize a merger agreement and either refinance or purchase all of the senior notes and further extend the Noteholder Amendment Agreement prior to April 30, 2004, when it expires, if it would receive cooperation from Butler in providing information regarding Butler's present financial status.

         RCC has indicated to Butler that it is prepared to deliver to Butler the past five years of audited financial statements of Robertson-Ceco to help Butler and its financial advisors evaluate the performance of Robertson-Ceco and has offered Butler the opportunity to have the management of RCC review these results with them. After proper consideration, RCC believes that the Butler Board could determine in fulfillment of its fiduciary duties to withdraw its recommendation that the Butler shareholders vote for approval of the Blue Scope proposal.

ABOUT ROBERTSON-CECO

Robertson-Ceco manufactures pre-engineered metal buildings for the industrial and construction industries. The company's three metal-building manufacturing companies, Ceco Building Systems, Star Building Systems, and H. H. Robertson Building Systems, operate five plants in the US and one in Canada. It manufactures buildings that range in size from under 150,000 sq. ft. to up to 1 million sq. ft. and up to four stories high. Robertson-Ceco sells through builder/dealer networks in the US and Canada and through direct sales and local dealers in Asia. The company employs approximately 1450 people.

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   NOTE: THE FOLLOWING NOTICE IS INCLUDED TO MEET CERTAIN LEGAL REQUIREMENTS:

                           FORWARD LOOKING STATEMENTS

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. You are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of RCC. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of RCC and Butler may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the RCC/Butler transaction may not be fully realized or realized within the expected time frame; (3) revenues following the RCC/Butler transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the RCC/Butler transaction; (5) the regulatory approvals required for the RCC/Butler transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) fluctuations in customer demand, order patterns and pricing pressures which could affect demand for RCC or Butler services; (9) industry cyclicality and seasonality; (10) changes in labor, equipment and capital costs or availability; (11) general business and economic conditions; and (12) other risks described from time to time in Butler's periodic reports filed with the Securities and Exchange Commission (the "Commission").

         Any information concerning Butler contained in this filing has been taken from, or is based upon, publicly available information. Although RCC does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, RCC does not take any responsibility for the accuracy or completeness of such information.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Butler or the combined company. Investors and security holders are urged to read the disclosure documents regarding the proposed RCC/Butler transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by RCC. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by RCC with the Commission at the Commission's website at www.sec.gov. The disclosure documents and these other documents (when they are available) may also be obtained for free from RCC by directing a request to Robertson-Ceco Corporation, 5600 Three First National, Chicago, Illinois 60602.

         RCC is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Butler. However, in connection with its proposal to merge with Butler, certain directors and officers of RCC may participate in meetings or discussions with RCC shareholders some of whom may also be Butler shareholders or other persons who may also be Butler shareholders. RCC does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them.

         If in the future RCC does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Butler in connection with its proposal to merge with Butler it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.